                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   12     )*
                                          ---------

                           CHRYSLER CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  171196108
           --------------------------------------------------------
                                 (CUSIP Number)


                             STEPHEN FRAIDIN, P.C.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                              ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                (212) 859-8140
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               APRIL 12, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 171196108          SCHEDULE 13D                 Page  2
          ---------                                            ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     KIRK KERKORIAN
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds

     AF
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.A
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
  Person With                       36,000,000 SHARES
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  36,000,000 SHARES
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     36,000,000 SHARES
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /x/

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     9.75%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person

     IN
- -------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171196108          SCHEDULE  13D                Page  3
          ---------                                            ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     TRACINDA CORPORATION
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds

     BK
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     NEVADA
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
  Person With                       36,000,000 SHARES
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power

                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  36,000,000 SHARES
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     36,000,000 SHARES
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     9.75%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person

     CO
- -------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171196108          SCHEDULE 13D                Page   4
          ---------                                            ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     LEE IACOCCA
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

     PF; 00
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting
  Person With                  2,125,626  SHARES
                             --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                 173,750  SHARES
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                               2,125,626  SHARES
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                 173,750  SHARES
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

 2,299,376  SHARES
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

 0.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
- -------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 12 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $1.00 per share (the "Common Stock"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian ("Tracinda"), to add certain information with respect to Lee A. Iacocca (Mr. Kerkorian, Tracinda, and Mr. Iacocca are collectively referred to hereinafter as the "Filing Persons"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     1. Item 2 of the Schedule 13D is hereby amended to add the following information:

                          * * *

     Item 2. IDENTITY AND BACKGROUND.

     (a-f) The persons filing this Schedule 13D are Kirk Kerkorian, Tracinda and Lee Iacocca. Information with respect to Mr. Kerkorian and Tracinda has previously been disclosed in this Schedule 13D.

     The address of Mr. Iacocca is 30 Scenic Oaks Drive South, Bloomfield Hills, Michigan 48013. Mr. Iacocca is a private investor and the former Chairman of the Board and Chief Executive Officer of Chrysler Corporation. Mr. Iacocca is a U.S. citizen.

     Through a Board membership position at the Iacocca Foundation, a registered charitable foundation, Mr. Iacocca may be deemed to share dispositive power and voting power over shares held by the Iacocca Foundation with the other four Board members of the foundation. The name, business or residence address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in item 5 of this Amendment for each of the other four Board members of the Iacocca Foundation.

     During the last five years, none of the persons identified in response to this item has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2. Item 3 of the Schedule 13D is hereby amended to add the following information:

                          * * *

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock and stock options beneficially owned by Mr. Iacocca were issued to Mr. Iacocca under compensation plans and stock grants in connection with his employment by the Company. The source of funds for the exercise of stock options held by Mr. Iacocca will be Mr. Iacocca's personal funds. Mr. Iacocca's basis in the 389,306 shares of Common Stock directly owned by him is $11,236,345.87. His basis in the 173,750 shares of Common Stock held by the Iacocca Foundation was $1,979,625.

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     3. Item 4 of the Schedule 13D is hereby amended to add the following information:

                          * * *

     Item 4. PURPOSE OF TRANSACTION.

     The information previously reported pursuant to Item 4 of this Schedule 13D with respect to Mr. Kerkorian and Tracinda is hereby restated in its entirety with respect to each of the Filing Persons.

     4. Item 5 of the Schedule 13D is hereby amended to add the following information:

                          * * *

    Item 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a - b) Mr. Iacocca has the sole power to vote and the sole power to dispose of 389,036 shares of Common Stock, which shares are held in a revocable grantor trust.

     Mr. Iacocca owns options to purchase 1,736,590 shares of Common Stock. Except for options to purchase 39,000 shares which become exercisable on June 11, 1995, all other options are currently exercisable.

     Through a Board membership position at the Iacocca Foundation, a registered charitable foundation which holds 173,750 shares of Common Stock, Mr. Iacocca may be deemed to share dispositive power and voting power over these shares of Common Stock with the other four Board members of the foundation. The name, business or residence address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below for each of the other four Board members of the Iacocca Foundation:

     (i) Kathryn Iacocca Hentz, 17 Arlington Street, Boston, MA 02116, President of the Iacocca Foundation, a registered charitable foundation located at 17 Arlington Street, Boston, MA 02116.

     (ii)   William R. Winn, retired, 5305 Brookdale, Bloomfield Hills, MI
48304.

     (iii) Leo-Arthur Kelmenson, Chairman & CEO of Bozell Worldwide Inc. (advertising), 40 West 23rd St., New York, NY 10010.

     (iv)   Glenn White, retired, 5530 Crabtree Rd., Birmingham, MI 48301.

     Each of the foregoing individuals is a U.S. citizen.

     Based on information contained in the Company's Form 10-Q for the quarterly period ended March 31, 1995, the percentage of Common Stock beneficially owned by Mr. Iaccoca is 0.6%.

     Each of Mr. Kerkorian and Tracinda, on the one hand, and Mr. Iacocca, on the other hand, expressly disclaims beneficial ownership of all shares of Common Stock held by the other.

     (c) Mr. Iacocca has not effected any transaction in the shares during the past 60 days.

     (d) None.

     (e) Not applicable.

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     5. Item 6 of the Schedule 13D is hereby amended to add the following:

                          * * *

      Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 12, 1995, Tracinda issued a press release, a copy of which was previously filed as an Exhibit to this Schedule 13D and incorporated herein by reference, disclosing that Tracinda intends to acquire the remaining equity interest in the Company through an entity organized by Tracinda, for $55.00 per share of Common Stock in cash. The press release further disclosed that Mr. Iacocca will join Tracinda as a substantial investor in the transaction. The amount and terms of such participation by Mr. Iacocca have not yet been determined. In addition, there have been discussions between Tracinda and Mr. Iacocca regarding Mr. Iacocca's compensation in connection with the transaction. However, while it is intended that Mr. Iacocca will be compensated, no contract, arrangement or understanding has been reached by Tracinda and Mr. Iacocca with respect to such matters.

     6. Item 7 of the Schedule 13D is hereby amended to add the following:

                          * * *

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Joint Filing Agreement dated April 14, 1995, among the Filing Persons.

     7. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TRACINDA CORPORATION

                                         By:  /s/ Anthony L. Mandekic
                                              -----------------------
                                              Anthony L. Mandekic
                                              Secretary/Treasurer

Dated:   April 14, 1995